Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

02034940

May 29, 2002

Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C.
USA 20549

Attn: Filing Desk

SUPPL

Dear Sirs:

Re: Montoro Resources Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b)
Securities Act of 1934 - File No. 82-3999

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the Securities Act of 1934, we submit for recording the following documents that were filed, published or distributed to security holders for the period April 1 - 30, 2002.

1) April 1, 2002 letter to Canadian Venture Exchange ("CDNX") c/w News Release as disseminated;
2) April 1, 2002 letter to B.C. Securities Commission ("BCSC") c/w Form 53-901F as filed;
3) April 10, 2002 letter to CDNX c/w Private Placement Summary Forms 4B & 4C;;
4) April 16, 2002 letter to CDNX c/w News Release as disseminated;
5) April 16, 2002 letter to BCSC c/w Form 53-901F as filed;
6) April 17, 2002 letter to BCSC c/w Amended Form 45-902F;
7) April 17, 2002 letter to CDNX c/w Amended Form 5C;
8) April 29, 2002 letter to BCSC c/w Quarterly Report Form 51-901F and financial statements for the six-month period ended February 28, 2002;
9) April 30, 2002 letter to BCSC c/w Form 45-902F.

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

SEC MAIL RECEIVED PROCESSING
JUN 14 2002
WASH., D.C. 155 SECTION

Gary Musil,
President/Director

Received as above
per: ____________________
Print Name

GM/rm

Enclosures

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 1, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated April 1, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH. D.C. 155 SECTION

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 1, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

Montoro Options Bathurst, N.B. - Cobalt Prospect

Montoro Resources Inc. ("the Company") is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. Terms of the Letter of Intent provides for staged payments totalling $17,000 and 150,000 shares in two tranches as well as exploration expenditures of $10,000 by September 30, 2002 and $100,000 by September 30, 2003. The cobalt prospect property is also subject to a 2% NSR. A finder's fee in cash and shares is also payable subject to CDNX approval.

Further details on the property and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of a Geological report.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2002
WASH. D.C. 155 SECTION

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 1, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of April 1, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH. D.C. 155 SECTION

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

April 1, 2002

ITEM 3. PRESS RELEASE

Issued April 1, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Montoro Options Bathurst, N.B. - Cobalt Prospect

Montoro Resources Inc. ("the Company") is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. Terms of the Letter of Intent provides for staged payments totalling $17,000 and 150,000 shares in two tranches as well as exploration expenditures of $10,000 by September 30, 2002 and $100,000 by September 30, 2003. The cobalt prospect property is also subject to a 2% NSR. A finder's fee in cash and shares is also payable subject to CDNX approval.

Further details on the property and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of a Geological report.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 1st day of April, 2002.

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 10, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attention: Karen Chernoff, Analyst
Corporate Finance

Dear Karen:

Re: Montoro Resources Inc. (the "Company")
- Submission #73066 - Follow-up Materials

Further to your letter dated March 26/02, I submit herewith the final documentation as required:

1) A completed Private Placement Summary Form 4B;
2) A completed Private Placement Declaration of Certified Filing Form 4C;
3) A cheque for additional filing fees $50.00 + GST.

As discussed following your March 26, 2002 conditional acceptance letter we were able to complete the additional 400,000 units @ $0.05 for total subscriptions of 1,960,000 units ($98,000). No monies from this placement will be used for past salaries or to satisfy past debt owed to related parties of the Company.

We await your final acceptance.

Yours truly,

SEC MAIL PROCESSING
RECEIVED
JUN 14 2002
WASH. D.C. 155 SECTION

Gary Musil
President/Director

GM/rm

Enclosures

c.c. Beruschi & Company, Attn: Douglas E. Eacrett, Solicitor
Securities & Exchange Commission, Wash. D.C. USA

FORM 4B

PRIVATE PLACEMENT SUMMARY FORM

To be provided at the final filing stage. Please complete the following:

Re: MONTORO RESOURCES INC. (the "Issuer").

Trading Symbol: MNQ .

Date: April 10, 2002 .

Date of Exchange Conditional Acceptance: March 26, 2002 .

Total Number and Type of Security: 1,960,000 .

Full Name & Residential Address of Purchaser	Number of Securities Purchased	Purchase price per Security (CDN$)	Prospectus Exemption	Present Direct & Indirect Holdings in the Issuer	Payment Date**	*Insider=Y ProGroup=P Not Applicable= N/A
Karol Dancak 6869 Beechwood Street Vancouver, B.C. V6P 5V1	1,000,000	$0.05	128(h)	Nil	March 6/02	N/A
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	100,000	$0.05	74(2)(4)	30,000	March 7/02	Y
Roger Agyagos 1401 Dempsey Road North Vancouver, B.C. V7K 1S7	60,000	$0.05	74(2)(4)	100,000	March 7/02	Y
Bruce E. Bried 4690 Desert Hills Drive Sparks, NV 89436	100,000	$0.05	74(2)(4)	Nil	March 13/02	Y
Blair Nelson 1460 Mil 168 Rd. Williams Lake, B.C. V2G 2P2	300,000	$0.05	128(h)	400,000	---	N/A
Elaine Basa Box 847, 48 Fernland Avenue Haileybury, ON P0J 1K0	400,000	$0.05	128(h)	Nil	April 8/02	N/A

*If the placee is an Insider prior to closing or will be an Insider post-closing, please indicate with a "Y".

**Has each placee advanced payment to the Issuer or have the placement funds been placed in trust pending receipt of all necessary approvals?

YES ______ NO __X__

If NO, please explain: Blair Nelson funds are being transferred from his RRSP account @ CIBC Wood Gundy upon receipt of issuance of shares from Montoro

1. Each purchaser has been advised of the applicable Securities Law and Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

2. Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

3. A Form 4D - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

   N/A YES ______ NO ______

   If the Form 4D on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

FORM 4C

PRIVATE PLACEMENT
DECLARATION OF CERTIFIED FILING

Re: MONTORO RESOURCES INC. (the "Issuer").

Trading Symbol: MNQ .

This Declaration accompanies an application to the Exchange for final acceptance of the Private Placement summarized in the Private Placement Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

a) the undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to make this Declaration;

b) the Filing is in all respects in accordance with Policy 4.1 – Private Placements, in effect as of the date of this Declaration or any deviations are disclosed in the Notice previously filed by the Issuer;

c) there are no Material Changes in the affairs of the Issuer which have not been publicly disclosed; and

d) any changes to the terms of this Private Placement since the conditional acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated April 10, 2002 .

Gary Musil
Name of Director or Senior Officer

Signature

President/Director
Official Capacity

[redacted]

April 11, 2002

By Facsimile: (604) 683-1350

Montoro Resources Inc.
600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

RE: MONTORO RESOURCES INC. ("MNQ")
Private Placement-Non-Brokered – Submission No. 73066

This is to confirm that the CDNX has accepted for filing documentation with respect to a Non-Brokered Private Placement announced February 21, 2002:

Number of Shares:	1,960,000 shares
Purchase Price:	$0.05 per share
Warrants:	1,960,000 non-transferable share purchase warrants to purchase 1,960,000 shares
Warrant Exercise Price:	$0.10 for a one year period
Number of Placees:	6 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]	# of Shares
Gary Musil	Y	100,000
Roger Agyagos	Y	60,000
Bruce Bried	Y	100,000

The Company must issue a news release if the private placement does not close promptly.

The Company was declared 'Inactive' on January 17, 2001. The Inactive designation will be maintained until the Company has completed its reorganization.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,

Karen Chernoff

Karen Chernoff
Analyst
Corporate Finance

KC\le

File: ::ODMA\PCDOCS\DOCP\588424\1

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 16, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Listings Dept.

Re: Listings Policy Statement No. 10, Timely Disclosure

This letter is to confirm that our News Release dated April 16, 2002 has been disseminated through the following publications:

1) The Vancouver Stockwatch (E-Mail: news@stockwatch.com)
1550 – 609 Granville Street
Vancouver, B.C.

2) Market News: Attn: News Desk (E-Mail: news@baystreet.com)
500 – 789 W. Pender Street (Fax: 604-689-1106)
Vancouver, B.C.

Yours truly,

"GARY MUSIL"

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2002
WASH. D.C.
155

Gary Musil,
President/Director

Enclosures

c.c. - B.C. Securities Commission (SEDAR)
- Alberta Securities Commission (SEDAR)
- Beruschi & Company, Solicitors (e-mail)
- Steele & Co., C.G.A. (e-mail)
- Securities & Exchange Commission, Washington, DC, USA
- Directors

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 16, 2002

CDNX – "MNQ"
12g3-2(b) 82-3999

"NEWS RELEASE"

Montoro Signs Property Option Agreement on Bathurst, N.B. - Cobalt Prospect

Further to our News Release of April 1, 2002 Montoro Resources Inc. (the "Company") is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. The property option terms are as per the Letter of Intent previously disclosed. In addition the Company contracted Smith to stake an additional 23 units surrounding the original block of 14 claims units. The property covers approx. 686 hectares. A finder's fee in cash and shares is also payable to Richard H. Lonsdale subject to CDNX approval.

ON BEHALF OF THE BOARD

Gary Musil,
President/Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 16, 2002

SEDAR

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

Attached herewith please find a Form 53-901F regarding a material change of April 16, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/ Director

Enclosure

c.c. - Alberta Securities Commission (SEDAR)
- Securities & Exchange Commission, Washington, D.C., U.S.A.

FORM 53-901F
SECURITIES ACT
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

Montoro Resources Inc. (the "Company")
600 - 625 Howe Street
Vancouver, BC V6C 2T6

ITEM 2. DATE OF MATERIAL CHANGE

April 16, 2002

ITEM 3. PRESS RELEASE

Issued April 16, 2002 and distributed through the facilities of Vancouver Stockwatch.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Montoro Signs Property Option Agreement on Bathurst, N.B. - Cobalt Prospect

Further to our News Release of April 1, 2002 Montoro Resources Inc. (the "Company") is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. The property option terms are as per the Letter of Intent previously disclosed. In addition the Company contracted Smith to stake an additional 23 units surrounding the original block of 14 claims units. The property covers approx. 686 hectares. A finder's fee in cash and shares is also payable to Richard H. Lonsdale subject to CDNX approval.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Gary Musil, President/Director
Telephone: (604) 683-6648

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"GARY MUSIL"
Gary Musil, President/ Director

DATED this 16th day of April, 2002.

File #82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 17, 2002

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.
V7Y 1K8

Attn: Statutory Filings

Dear Sirs:

Re: Form 45-902F

Further to our filing dated April 15, 2002 enclosed please find an Amended BC Form 45-902F regarding the closing of the private placement.

In error, the exemption for some of the private placement placees was shown as 74(2)(4) rather than 74(2)(9). The correct exemption is shown on the enclosed amended form.

If you have any further questions regarding the enclosed document, please contact the writer.

Yours truly,

Gary Musil,
President/Director

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2002
WASH. D.C.
155

c.c. - Beruschi & Company - Attn: Douglas E. Eacrett, Solicitor
- Securities & Exchange Commission, Wash. D.C. USA

This is the form required under section 139 of the *Securities Rules* and, if applicable, by an order issued under section 76 of the *Securities Act*.

AMENDED

FORM 45-902F (Formerly Form 20)

SECURITIES ACT

Report of Exempt Distribution

Report of a distribution of a security under section 74(2)(1) to (5), (8) to (10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the *Securities Act*, or section 128(a), (b), (c) or (e) to (h) of the *Securities Rules*, or, if applicable, by an order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed:

   Montoro Resources Inc.
   600 - 625 Howe Street
   Vancouver, BC
   V6C 2T6

   Telephone: (604) 683-6648

2. State whether the Issuer is or is not an exchange issuer (i.e. listed and posted on the Canadian Venture Exchange but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

   The Issuer is an exchange issuer.

3. Describe the type of security and the aggregate number distributed:

   1,960,000 units at a price of $0.05 per unit, each unit composed of one common share and one share purchase warrant exercisable for a period of up to 12 months commencing April 11, 2002 at a price of $0.10.

4. Date of the distribution(s) of the security: **April 12, 2002**

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made:

   Section 128(h) of the Rules and 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this item.

(a)

Full name and Residential Address of Purchasers	Number of Securities Purchased	Price Per Share (Canadian $)	Total Purchase Price (Canadian $)	Section of Act/Rules and if applicable, Date of Discretionary Order or Blanket Order Number
Karol Dancak 6869 Beechwood Street Vancouver, B.C. V6P 5V1	1,000,000	$0.05	$50,000	128(h)
Gary Musil 3577 Marshall Street Vancouver, B.C. V5N 4S2	100,000	$0.05	$5,000	74(2)(9)
Roger Agyagos 1401 Dempsey Road North Vancouver, B.C. V7K 1S7	60,000	$0.05	$3,000	74(2)(9)
Bruce E. Bried 4690 Desert Hills Drive Sparks, NV 89436	100,000	$0.05	$5,000	74(2)(9)
Blair Nelson 1460 Mile 168 Rd. Williams Lake, B.C. V2G 2P2	300,000	$0.05	$15,000	128(h)
Elaine Basa Box 847, 48 Fernland Avenue Haileybury, ON P0J 1K0	400,000	$0.05	$20,000	128(h)

(b) The Issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

7. State the total dollar value (Canadian $) of the securities distributed by the Issuer to purchasers resident in British Columbia in respect of which this report is filed.

$78,000

8. State the name and address of any person acting as agent in connection with the distribution(s)

of the security, the compensation paid or to be paid to the agent, and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

No person is acting as agent in connection with the distribution. No compensation has been or will be paid to an agent in connection with the distribution.

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the Issuer under that section during the 12 month period preceding the distribution of this security.

Not applicable

10. If the distribution of the security was under section 128(h) of the Rules, state:

(a) the number of different purchasers who acquired securities of the Issuer under that exemption during the 12 month period preceding the distribution; and

N/A

(b) the total dollar value (Canadian $) of all securities of the Issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, B.C. this 12th day of April, 2002.

MONTORO RESOURCES INC.
(Name of Issuer)

Signature of authorized signatory

Gary Musil, President/Director
Name and office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE *SECURITIES ACT* OR *SECURITIES RULES* THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

INSTRUCTIONS:

1. If the space provided for any answer is insufficient, additional sheets may be used. Each sheet must be cross referenced to the relevant section of the report and signed by the person who signs the report.

2. In answer to question 3, provide a full description of the security, including any underlying securities into which the security is convertible or exchangeable and, if applicable, state the expiry date of the security.

3. In answer to question 8, compensation includes discounts, commissions or other fees or payments of a similar nature directly related to the distribution of the security but does not include payments for services incidental to the distribution of the security such as clerical, printing, legal or accounting services. If compensation is to be paid to the agent by way of a distribution of securities of the issuer under an exemption on a later date, the issuer may be required to file a separate BC Form 45-903F1 together with the applicable filing fee.

4. If the distribution of the security is made to a purchaser under section 128(a), (b), (c) or (h) of the Rules, or to a purchaser that is an individual under section 74(2)(4) of the Act, in respect of which this report is filed, the issuer must obtain from the purchaser, before an agreement of purchase and sale is entered into, an acknowledgement of the purchaser in the form as required by section 135 of the Rules and retain the acknowledgment for a period of 6 years. The required form is BC Form 45-903F1 for an individual purchaser and BC Form 45-903F2 for a non-individual purchaser.

5. Where an offering memorandum is required to be delivered in connection with a distribution of the security under section 74(2)(4) of the Act, or section 128(a), (b) or (c) of the Rules, or is delivered in connection with a distribution of the security under section 128(h) of the Rules, a copy of the offering memorandum must be filed with the Commission on or before the 10th day after the distribution of the security.

6. The report must be filed with the Commission on or before the 10th day after the distribution of the security.

7. File one originally signed report with the completed Fee Checklist and the required fee. In order to determine the fee payable, consult item 19 of section 22 of the *Securities Regulation*, R.B.C. Reg 196/97, as amended. Cheques should be made payable to the "*British Columbia Securities Commission*".

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 17, 2002

Canadian Venture Exchange
#2700 - 650 West Georgia Street
Vancouver, B.C.
V6B 4N9

Attn: Corporate Finance

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")
Option of Bathurst, New Brunswick - Malachite Property

Further to our letter and documents filed on April 16, 2002 please note we are attaching herewith an Amended Form 5C Transaction Summary Form as follows:

Question #6 - No shares will be issued to Richard H. Lonsdale. The finders fee will be paid in cash of $2,200.

Question #13 - Lonsdale will be paid a rate of 10% in stages in cash based on the property acquisition costs.

We await your response to this filing.

Yours truly,

Gary Musil,
President/Director

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2002
WASH. D.C. 155

GM/rm

Enclosures

c.c. - Beruschi & Company - Attn: Douglas Eacrett, Solicitor
- Securities & Exchange Commission, Washington, D.C.

AMENDED
FORM 5C
TRANSACTION SUMMARY FORM

Re: ________Montoro Resources Inc.______ (the "Issuer").

SEDAR Project #:____________________.

The undersigned hereby certifies the following information:

1. The undersigned is a director or senior officer of the Issuer and is duly authorized by the Issuer to make this declaration.

2. The transaction is fully disclosed in a news release dated April 1 & 16, 2002.

3. The asset/property to be acquired by the Issuer, including the location of the asset/property is as follows:

   A thirty-seven (37) map-designated unit mineral block located in the New Brunswick Mining Camp near Bathurst, New Brunswick.

4. The date, parties to and type of agreement (eg: sale or option) are as follows:

   Property Option Agreement dated April 8, 2002 between the Issuer and Log House Construction Ltd. (Rufus Smith).

5. The total share and/or cash consideration and required work commitments for the first year for the transaction are as follows:

   Payment of $7,725 cash and issue 150,000 common shares in the capital stock of the Issuer subject to a one-year hold period. A work commitment of $10,000 on exploration expenditures by September 30, 2002.

6. The names of any parties receiving securities of the Issuer pursuant to the transaction and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all Insiders of the Party)	**Number and Type of Securities to be Issued**
Log House Construction Ltd.	150,000 common shares

7. The transaction is not a Related Party Transaction as defined in Policy 1.1

8. If the other party to the transaction is not an individual, the names of all Insiders of the other party are as follows:

Log House Construction Ltd. is owned by:

Rufus Smith of 606 Garden Street, Bathurst, New Brunswick E2A 2P6

The officers and Directors are as follows:

The sole Officer and Director is Rufus Smith

9. If the transaction is an acquisition, the Issuer has taken reasonable steps to ensure that the vendor has good title.

10. There are no Material Changes relating to the Issuer, which have not been publicly disclosed.

11. To the knowledge of the Issuer, at the time an agreement in principle was reached, no other party to the transaction had knowledge of any undisclosed Material Fact or Material Change relating to the Issuer, other than in relation to the transaction.

12. The Minor Acquisitions, as defined in Policy 5.3 – Acquisitions and Dispositions of Non-Cash Assets, of the Issuer during the preceding 12 months are as follows:

May 7/01 Property Acquisition Submission No. 64741 approved by CDNX May 18/01.

13. If a finder's fee is to be paid, the particulars of such proposed fee are as follows (including name and address of the finder):

Richard H. Lonsdale of Vancouver, B.C. will be paid a rate of 10% in stages in cash based on the property acquisition costs.

14. If applicable, state that the transaction is the acquisition of an interest in a property and that the property being acquired is contiguous to or otherwise related to any other asset acquired in the last 12 months.

Not applicable.

15. The transaction has been approved by the directors of the Issuer and in the event of any conflict of interest, to the knowledge of the Issuer, any party in conflict has complied with applicable corporate law and Exchange Requirements.

Yes.

16. If the transaction is a Related Party Transaction, as defined in Policy 1.1 – Interpretation, disclose which directors declared a conflict of interest and abstained from voting at the directors meeting regarding this transaction.

Not applicable.

Dated: April 17, 2002.

Signature of authorized signatory

Gary Musil
Print name of signatory

President/Director
Official capacity

File #823999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 29, 2002

SEDAR FILED

B.C. Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attn: Statutory Filings

Dear Sir or Madam:

Re: Montoro Resources Inc. (the "Company")

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned Company on April 29, 2002.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR.

Attached please Find:

- Quarterly Report Form 51-901F and financial statements for the six-month period ended February 28, 2002.

Yours truly,

"GARY MUSIL"

Gary Musil,
President/Director

Enclosure

c.c.
- Alberta Securities Commission (SEDAR)
- Canadian Venture Exchange, Attn: Records Dept.
- Beruschi & Company, Solicitors, Attn: Douglas E. Eacrett
- Computershare Trust Company, Attn: Mariano Banting, Account Manager, Client Services Dept.
- Steele & Co., CA Attn: Roger Street
- Securities & Exchange Commission, Wash. D.C. USA
- Directors (4)

Quarterly Report - BC Form 51-901 F

ISSUER DETAILS

For Quarter Ended:	*February 28, 2002*
Date of Report:	*April 29, 2002*
Name of Issuer:	*Montoro Resources Inc.*
Issuers Address:	*#600 – 625 Howe Street* *Vancouver, B.C. V6C 2T6*
Issuer Fax Number:	*604-683-1350*
Issuer Phone Number:	*604-683-6648*
Contact Person:	*Gary Musil*
Contact Position:	*President/Director*
Contact Telephone Number:	*604-683-6648*
Contact E-Mail Address:	gmusil@direct.ca
Website Address:	www.MontoroResources.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

Directors Name:	*Gary Musil*	Date Signed:	*April 29, 2002*
Directors Name:	*Roger Agyagos*	Date Signed:	*April 29, 2002*

SEC MAIL PROCESSING
RECEIVED
JUN 1 4 2002
WASH, D.C. 155 SECTION

MONTORO RESOURCES INC.

Financial Statements

February 28, 2002

Unaudited - Prepared by Management

(with comparative unaudited figures for February 28, 2001)

MONTORO RESOURCES INC.

Balance Sheets
February 28, 2002 and August 31, 2001
(Unaudited - Prepared by Management)

	February 28 2002	August 31 2001
ASSETS		
Current		
Cash	$ 516	$ 1,244
Marketable securities	600	3,000
Other	418	1,234
	1,534	5,478
Owing from related parties	-	3,000
	$ 1,534	$ 8,478
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 16,133	13,622
Loan payable	2,500	-
	18,633	13,622
Owing to related parties	20,244	65,654
Long term liabilities	56,740	-
SHAREHOLDERS' EQUITY		
Share capital	2,398,516	2,398,516
Contributed surplus, arising on cancellation of escrow shares	3,518	3,518
Deficit	(2,496,117)	(2,472,832)
	(94,083)	(70,798)
	$ 1,534	$ 8,478

Approved by the Directors: Director   Director

MONTORO RESOURCES INC.

Statements of Operations and Deficit
Three and six month periods ended February 28, 2002 and 2001
(Unaudited - Prepared by Management)

	2002		2001	
	3 mos ended February 28	6 mos. ended February 28	3 mos. ended February 28	6 mos. ended February 28
Grant income	$ -	$ -	$ -	$ 50,000
Administrative expenses				
Audit and legal	3,667	3,417	5,197	5,197
Bank charges and interest	196	49	220	481
Filing fees and transfer agent	4,797	3,961	3,401	4,261
Management fees	2,500	2,500	-	-
Office and miscellaneous	7,194	5,424	4,327	7,376
Public relations and promotion	2,077	1,860	1,526	1,708
Rent	2,700	1,350	1,400	2,900
Telephone	154	-	373	507
	23,285	18,561	16,444	22,430
Income (loss) for the period	(23,285)	(18,561)	(16,444)	27,570
Deficit, beginning of period	(2,472,832)	(2,477,556)	(2,321,181)	(2,365,195)
Deficit, end of period	$ (2,496,117)	$ (2,496,117)	$ (2,337,625)	$ (2,337,625)
Income (loss) per share	$ (0.002)	$ (0.001)	$ (0.007)	$ 0.012

MONTORO RESOURCES INC.

Statements of Cash Flow
Three and six month periods ended February 28, 2002 and 2001
(Unaudited - Prepared by Management)

	2002		2001	
CASH PROVIDED (USED) BY	3 mos. Ended February 28	6 mos. Ended February 28	3 mos. Ended February 28	6 mos. Ended February 28
Operating activities				
Income (loss) for the period	$ (18,561)	$ (23,285)	$ (16,444)	$ 27,570
Changes in non-cash working capital items				
Other	2,371	3,815	(8,041)	(7,521)
Grant receivable	-	-	-	(50,000)
Accounts payable	(42,487)	(39,898)	16,183	69,307
	(58,677)	(59,368)	(8,302)	39,356
Financing activities				
Loan repaid to related parties	(3,000)	(3,000)	-	(5,000)
Proceeds from sale of securities	2,400	2,400	-	-
Loan payable	2,500	2,500	-	-
Long term liability due to related party	56,740	56,740	-	-
	58,640	58,640	-	(5,000)
Investing activities				
Mineral interests and deferred exploration	-	-	5,793	(36,707)
Change in cash for the period	(37)	(728)	(2,509)	(2,351)
Cash, beginning of period	553	1,244	2,509	2,351
Cash, end of period	$ 516	$ 516	$ -	$ -

MONTORO RESOURCES INC.

Statements of Mineral Interests and Exploration Costs
Six Months Ended February 28, 2002 and 2001
(Unaudited - Prepared by Management)

	February 28 2002	February 28 2001
UNGAVA PROJECT (QUEBEC)		
Acquisition costs	$ -	$ -
Geological and geophysical	-	41,707
	-	41,707
LAC ROCHER PROJECT (QUEBEC)		
Acquisition costs		(5,000)
	-	(5,000)
EXPENDITURES FOR THE PERIOD	-	36,707
DEFERRED COSTS BEGINNING OF PERIOD	-	44,405
DEFERRED COSTS END OF PERIOD	**$ -**	**$ 81,112**
SUMMARY OF PROJECT COSTS		
UNGAVA PROJECT (QUEBEC)	$ -	$ 48,612
LAC ROCHER PROJECT (QUEBEC)	-	32,500
SOUTH TREND PROJECT (QUEBEC)	20,891	-
	$ 20,891	**$ 81,112**

1. BASIS OF PRESENTATION

The interim financial statements of Montoro Resources Inc. (the "Company") have been prepared by management in accordance with generally accepted accounting principles. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended August 31, 2001. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended

2. ACCOUNTING POLICIES

a. Mineral Interests and Deferred Exploration Costs

The Company is engaged in the exploration and development of mineral resource properties and records mineral interests at cost or at an ascribed amount if the consideration is common shares. The Company includes in costs the lease and option payments made on properties that are held under lease and option agreements. Costs and recoveries relating to exploration and development projects are deferred when it is probable that those costs are recoverable from future operations.

The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete their development and upon subsequent profitable production.

b. Estimates and Fair Values

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions the Company may undertake in the future, actual results ultimately may differ from the estimates. The financial instruments which are reported as assets and liabilities, both recognized and unrecognized, are carried at amounts which approximate fair values.

c. Environmental Issues

It is not possible to be certain that all aspects of environmental issues affecting the Company, if any, have been fully determined or resolved.

d. Stock-Based Compensation Plans

The Company grants to its directors, employees and consultants incentive stock options to acquire shares in the Company at or above market value at the date of grant. The options are exercisable upon issue and have fixed exercise prices and expiry dates

not exceeding five years. Generally the Company is entitled to reserve up to 10% of its issued capital for stock based compensation plans. No compensation expense is recognized for these options when issued. Any consideration received on the exercise of options is credited to share capital.

3. CHANGE IN ACCOUNTING POLICY

The Company has adopted the accounting guideline for enterprises in the development stage and will defer the costs of mineral interests and exploration costs only when it is probable that the costs are recoverable from future operation. The change is applied retroactively without the restatement of prior years' financial statements.

4. MARKETABLE SECURITIES

Marketable securities consist of an investment in a public company with common management and are carried at the lower of cost and market value. Cost is the value ascribed to the securities received as consideration for a 50% interest in the Company's Ungava Project. The value of the investment has been written down to market value.

5. MINERAL INTERESTS AND EXPLORATION COSTS

The Company has acquired mineral interests in various properties located in Canada.

Property in Good Standing

South Trend – Ungava Project (Quebec)

The Company has acquired a 100% interest in the project for $10,000 and 100,000 common shares (issued at an ascribed value of $10,000). The properties are subject to a 3% net smelter royalty.

Abandoned Properties

Ungava Project (Quebec)

The Company acquired a 100% interest in the project for $40,000 and 100,000 common shares (issued at an ascribed value of $15,000). The Company sold at 50% interest in the project for $55,000 and 50,000 common shares of the purchaser (at an ascribed value of $12,500).

Lac Rocher Project (Quebec)

The Company acquired a 50% interest in the project for $30,000 and 50,000 common shares (issued at an ascribed value of $7,500).

6. RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporations. The Company is charged for office rentals and administrative services on a proportional cost basis. Management believes that the methods of cost allocations and resultant costs are reasonable.

7. SHARE CAPITAL

a. Authorized: 100,000,000 common shares without par value

b. Issued and Outstanding

	2002		2001	
	Number	$ Amount	Number	$ Amount
Balance, beginning of year	13,164,291	2,398,516	13,064,291	2,388,516
Issued during the year for:				
- Property acquisitions	Nil	Nil	100,000	10,000
- Cash (Stock options/warrants)	Nil	Nil	Nil	Nil
Balance, end of period	13,164,291	2,398,516	13,164,291	2,398,516

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE B:

SUPPLEMENTARY INFORMATION
FEBRUARY 28, 2002

SECTION 1 - ANALYSIS OF EXPENSES AND DEFERRED COSTS

A. **Deferred Exploration & Development**

Costs are related to work on the Ungava nickel/cobalt mineral properties (as detailed in Schedule A).

General & Administrative Expenses

Office rent was lower due to the Company's move to smaller less expensive shared offices. Our overall administrative expenses were down approx. 17.25% compared to the previous year, with the most significant decrease in office administration, and rent - $6,774 for February 28, 2002 compared to $10,276 for the comparable period one year ago. The Company entered into a management agreement commencing February 1, 2002 at $2,500/mo. This is an increase over the previous year, as the Company did not previously have a management contract.

SECTION 2 - RELATED PARTY TRANSACTIONS

The Company shares office facilities and has common management and directorships with a number of public and private corporate related parties. The Company is invoiced by Belmont Resources Inc. for office rentals and administrative services on a proportional costs basis. Management believes that the methods of cost allocations and resultant costs are reasonable. The Management agreement as previously mentioned is with a private company whose President/Director is the same as Montoro.

SECTION 3 - SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

(a) Securities Issued for the six months ended February 28, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Shares Issued	Price per Share	Total Proceeds	Type of Consideration	Commission Paid
NIL							

(b) Options Granted during the quarter ended February 28, 2002:

Date Granted	No. of Shares	Director or Employee	Exercise Price	Expiry Date
NIL				

SECTION 4 - SUMMARY OF SECURITIES AS AT FEBRUARY 28, 2002

(a) Authorized share capital – 100,000,000 common shares without par value.

(b) The Company has issued and allotted shares of its capital stock totalling 13,164,291 for a value of $2,398,516.

(c) Options, warrants, and convertible securities outstanding as at February 28, 2002:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Stock Options	Nil	—	—
Share Purchase Warrants	Nil	—	—

(d) Shares in escrow or subject to pooling as at February 28, 2002:

Common shares in escrow - Nil

SECTION 5 - LIST OF DIRECTORS/OFFICERS AS AT REPORT DATE:

Gary Musil ....President/Director
Roger Agyagos ....Secretary/Director
Kenneth B. Liebscher...........Director
Bruce E. Bried ....Director
Heidi Mader ....Director

MONTORO RESOURCES INC.

(the "Company")

SCHEDULE C:

MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS IN THE QUARTER ENDED FEBRUARY 28, 2002 AND UP TO THE DATE OF THIS REPORT:

Nature of Business:

The Company is engaged in the exploration and development of mineral resource properties.

The Company acquired 100% interest in a 81-unit (3360 hectares) mineral block in the Ungava area during 2001.

Investor Relations Activities:

There were no investor relations activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases and exploration updates to the media, interested shareholders, investors, and brokers. No investor relations arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a) Acquisitions & Dispositions:

On April 18, 2002 the Company signed a property option agreement to acquire 50% interest in a 37 unit mineral block (approx. 686 hectares) in the Bathurst, New Brunswick Mining Camp.

(b) Material Expenditures: Resource Properties

No expenditures were incurred or paid during the quarter ending February 28, 2002.

(c) News Releases & Material Change Reports:

January 21, 2002 - The Company announced that Bruce E. Bried of Nevada, U.S.A agreed to join the board of Montoro Resources Inc.

Mr. Bried will assist the Company in the review of mineral properties which the Company hopes to acquire and develop during the 2002 reactivation period and for the coming years.

Mr. Bried's thirty years of management responsibilities and experience in the mining industry in various capacities in Engineering, Reclamation and Operations will bring valuable input to the Company.

Mr. Bried's more significant experience in the last ten years has been with Homestake Mining Company as General Manager of the Lead Mine in South Dakota and the Snip Mine in British Columbia. Prior to this he was the Mine Superintendent at Eskay Creek in British Columbia and Chief Engineer and then Mine Superintendent at Teck-Corona (Homestake) Operating Corporation's David Bell Mine in Marathon, Ontario.

Prior to Homestake he was the Mine Manager for Goldcorp in Red Lake, Ontario and Dickenson Mines - Silvana Division in New Denver, British Columbia.

February 21, 2002 - The Company has signed a Management Agreement with Vista Developments Ltd. effective February 1, 2002 at a rate of $2,500 per month for a period of two years subject to regulatory filing review.

The Company has arranged a non-brokered private placement of 2,000,000 units at a price of $0.05 per unit. Each unit consists of one common share plus one share purchase warrant to purchase an additional share at $0.10 within one year from the date of issuance.

The funds will be used for working capital purposes and the private placement is subject to regulatory approvals.

February 25, 2002 - Further to our news release of January 23, 2002 the Company reports that the Annual General Meeting was held on February 21, 2002.

Shareholders re-elected Gary Musil, Roger Agyagos and Kenneth B. Liebscher as directors as well as newly appointed Bruce Bried.

The shareholders also approved all resolutions put forth including the special resolutions authorizing the board to proceed with the 8 to 1 or 6 to 1 rollback/consolidation and name change as they may deem necessary in order to raise financing in the next few months.

Mr. Gary Musil was reappointed President and Chief Financial Officer and Roger Agyagos as Corporate Secretary.

April 1, 2002 - Montoro Resources Inc. ("the Company") is pleased to announce the signing of a Letter of Intent with Rufus Smith of New Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. Terms of the Letter of Intent provides for staged payments totalling $17,000 and 150,000 shares in two tranches as well as exploration expenditures of $10,000 by September 30, 2002 and $100,000 by September 30, 2003. The cobalt prospect property is also subject to a 2% NSR. A finder's fee is also payable subject to CDNX approval.

Further details on the property and its significant geological features will be released upon signing a formal property acquisition agreement and receipt of a Geological report.

April 16, 2002 - Further to our News Release of April 1, 2002 Montoro Resources Inc. (the "Company") is pleased to announce the signing of a final Property Option Agreement with Log House Construction Ltd. (Rufus Smith) of News Brunswick to acquire a 50% interest in the Malachite Property, Bathurst, N.B. Mining Camp. The property option terms are as per the Letter of Intent previously disclosed. In addition the Company contracted Smith to stake an additional 23 units surrounding the original block of 14 claims units. The property covers approx. 686 hectares. A finder's fee in cash is payable to Richard H. Lonsdale subject to CDNX approval.

Other Business:

March 6, 2002 - Montoro Resources Inc. ("MNQ") is pleased to announce a new Director to the Board.

Ms. Heidi Mader of Vancouver, B.C. has consented to join the Board of Directors. Ms. Mader is currently completing a Bachelor of Science degree and enrolled in the Canadian Securities course. She will assist the Company in its regulatory filings and search for new financings.

(d) Breaches of corporate, securities or other laws, or of an Issuer's listing agreement with the Canadian Venture Exchange: None

(e) Regulatory Approval:

On April 11, 2002 the CDNX accepted for filing documentation with respect to the non-brokered private placement announced February 21, 2002. The Company will issue 1,960,000 shares at $0.05 and a warrant to purchase a further 1.96 million shares at $0.10 for a one-year period.

On April 19, 2002 the CDNX accepted for filing an agreement dated April 8, 2002 with Log House Construction Ltd. (Rufus Smith) pursuant to which Montoro has an option to acquire 50% interest in 37 map-designated unit mineral claims known as the Malachite Property (as previously mentioned in Significant Transactions section (c).

(f) Working Capital:

The Company's Current Liabilities exceed its Current Assets by $17,099. Administrative expenses have been cut significantly to a minimum operating level.

The Company's management is actively seeking financing by way of private placement to provide working capital for exploration of its property interest and for acquisition of additional resource interests.

(g) General & Subsequent Events:

March 6, 2002 - See News Release as previously mentioned in Section (c)
April 1, 2002 - See News Release as previously mentioned in Section (c)
April 11, 2002 - See Regulatory Approval as previously mentioned in Section (e)
April 16, 2002 - See News Release as previously mentioned in Section (c)
April 19, 2002 - See Regulatory Approval as previously mentioned in Section (e)

(h) Financings, Principal Purposes and Milestones:

(i) On April 11, 2002 the financing as previously mentioned completed.

Budgeted Use of Proceeds $	Actual Use of Proceeds $
Working Capital $98,000	N/A (see next quarter)

(ii) Material Variances - N/A

File # 82-3999

Montoro Resources Inc.

#600 – 625 Howe Street
Vancouver, B.C. V6C 2T6
Ph: (604) 683-6648
Fax: (604) 683-1350
E-Mail: gmusil@direct.ca
www.MontoroResources.com

April 30, 2002

BC Securities Commission
9th Floor, 701 Georgia Street
Vancouver, BC
V7Y 1L2

Attention: Statutory Filings

Dear Sirs:

Re: BC Form 45-902F

Enclosed please find our BC Form 45-902F regarding the completion of a minor property acquisition announced on April 1 & 16, 2002. Also enclosed is our filing fee for the above.

If you have any questions regarding the abovementioned documents, please contact us at the above address.

Yours truly,

Gary Musil,
President/Director

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2002
WASH. D.C.
155

Enclosures
cc: Beruschi & Company, Solicitors, Attn: Douglas E. Eacrett
Securities & Exchange Commission, Wash. D.C., USA

FORM 45-902F

Securities Act

REPORT OF EXEMPT DISTRIBUTION

1. State the full name, address and telephone number of the issuer of the security distributed.

   Montoro Resources Inc.
   600 - 625 Howe Street
   Vancouver, BC V6C 2T6

   Telephone: (604) 683-6648

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

   The Issuer is a reporting issuer in British Columbia and Alberta.

3. State whether the issuer is listed or quoted on any stock exchange or trading or quotation system and, if so, which stock exchange or trading or quoting system.

   TSX Venture Exchange

4. Describe the type of security and the aggregate number distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   150,000 common shares of the Issuer issued at a deemed price of $0.10 per share pursuant to the acquisition if a mineral property.

5. Provide the following information for each type of security distributed. Consult Multilateral Instrument 45-102 *Resale of Securities* to determine what restricted or seasoning period applies to the security.

Full Name & Municipality and jurisdiction of residence	Number of Securities Purchased	Date of Distribution	Purchase price per Security (CDN$)	Section of Act/Rules Prospectus Exemption	Length of any restricted or seasoning period
Log House Construction Ltd. Bathurst, New Brunswick	150,000	April 29/02	$0.10	74(2)(18) of the Act	April 30/03

6. Disclose the following information in a schedule to the Form 45-902F. The information in the schedule is not available to the public.

Full Name & Residential Address of Purchaser	Telephone number and e-mail address of purchaser	Type of security and number purchased	Section of Act/Rules Prospectus Exemption
Log House Construction Ltd. 606 Garden Street Bathurst, New Brunswick E2A 2P6	506-546-6283	150,000 common shares	74(2)(18) of the Act

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia. This total dollar value must be used for calculating the fee payable for filing this report with the British Columbia Securities Commission.

N/A

8. Provide the following information for each person who is being compensated in connection with the distribution(s) of the security. When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

If the compensation is in the form of a security, include the exemption under which the security is being distributed. If the security is being distributed on a later date, the issuer must file a separate Report of Distribution with the applicable filing fee.

Name & address of person being compensated	**Compensation paid (number and type of security and/or cash amount (CDN$)**	**Price per share (CDN$)**
Richard H. Lonsdale #208 - 3691 W. 6th Ave. Vancouver, B.C.	$2,200 in cash - no shares are being issued	N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED this 30th day of April, 2002

Montoro Resources Inc.

Per: ______________________
Signature of authorized signatory

Gary Musil, President and Director
Name and Office of authorized signatory

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

[redacted]

April 19, 2002

By Facsimile: (604) 683-1350

Montoro Resources Inc.
#600 – 625 Howe Street
Vancouver, B.C.
V6C 2T6

Attention: Gary Musil

Dear Sirs\Mesdames:

RE: MONTORO RESOURCES INC. ("MNQ")
Property-Asset Acquisition – Submission No. 73676

This is to confirm that the TSX Venture Exchange has accepted for filing an agreement dated April 8, 2002 with Log House Construction Ltd. (Rufus Smith) pursuant to which Montoro has an option to acquire 50% interest in 37 map-designated unit mineral block known as the Malachite Property located near Bathurst, New Brunswick. Consideration is $17,000 ($7,725 in the first year) and 150,000 shares and a work commitment of $100,000 by September 30, 2003 ($10,000 by September 30, 2002). The property is subject to a 2% nsr of which 1% may be purchased for $500,000, the purchase of the royalty is subject to the prior approval of the TSX Venture Exchange. A finder's fee of $2,200 is payable to Richard Lonsdale.

A press release confirming the closing of the transaction must be issued by the Company. The press release must disclose the expiry dates of the hold period(s) for the securities issued as part of the transaction, as well as any securities issued as bonuses, finders' fees or commissions in connection with the transaction.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6544 / FAX: (604) 844-7502.

Yours truly,

Karen Chernoff
Analyst
Corporate Finance

KC\le

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